November 3, 2010

Kimberly J. Popovits, CEO
Genomic Health, Inc.
301 Penobscot Drive
Redwood City, CA 94063

Re: Genomic Health, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 000-51541

Dear Ms. Popovits:

We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services